Exhibit 99.1

May 15, 2025

Globant Reports 2025 First Quarter Financial Results

•	First quarter revenues of $611.1 million, up 7.0% year-over-year
•	IFRS Diluted EPS of $0.68 for the first quarter
•	Non-IFRS Adjusted Diluted EPS of $1.50 for the first quarter

LUXEMBOURG / May 15, 2025 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three months ended March 31, 2025.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

First Quarter 2025 Financial Highlights

•	Revenues rose to $611.1 million, representing 7.0% year-over-year growth.
•	IFRS Gross Profit Margin was 34.9% compared to 35.4% in the first quarter of 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 38.0% compared to 38.0% in the first quarter of 2024.
•	IFRS Profit from Operations Margin was 8.2% compared to 8.4% in the first quarter of 2024.
•	Non-IFRS Adjusted Profit from Operations Margin was 14.8% compared to 15.0% in the first quarter of 2024.
•	IFRS Diluted EPS was $0.68 compared to $1.02 in the first quarter of 2024.
•	Non-IFRS Adjusted Diluted EPS was $1.50 compared to $1.53 in the first quarter of 2024.

Other Metrics as of and for the quarter ended March 31, 2025

•	Cash and cash equivalents and Short-term investments were $120.2 million as of March 31, 2025. As of March 31, 2025, we had a total amount of $285.0 million drawn from our credit facility.
•	Globant completed the first quarter of 2025 with 31,102 Globers, 29,022 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2025 was as follows: 55.5% from North America (top country: US), 19.6% from Latin America (top country: Argentina), 18.2% from Europe (top country: Spain) and 6.7% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2025 represented 8.8%, 20.0% and 29.1% of revenues, respectively.
•	During the twelve months ended March 31, 2025, Globant served a total of 1,004 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 341 accounts generating more than $1 million of annual revenues, compared to 318 for the same period one year ago.

1 Represents Asia, Oceania and the Middle East.

•	In terms of currencies, 67.2% of Globant’s revenues for the first quarter of 2025 were denominated in US dollars.

“Globant’s spirit of building and reinvention is stronger than ever. We are largely focused on AI-related opportunities, and assisting our clients in transforming their respective businesses and leveraging technology to drive growth and competitive advantages. Our comprehensive growth strategy unites our 100-squared client-centric vision with our industry-specialized AI Studios and subscription model. This strategy is powered by our AI Pods and the Globant Enterprise AI platform, which we believe positions Globant as the only player in the industry with such a comprehensive offering. With a robust pipeline and expected sequential growth for Q2, we are not just navigating the future; as builders, we are actively creating it, reaffirming our commitment to lead the next wave of technological transformation,” said Martín Migoya, Globant’s CEO and co-founder.

“Globant reported Q1 2025 revenues of $611.1 million, a 7% year-over-year growth. In a complex macroeconomic environment that impacted spending from our customers, we delivered healthy margins and profitability, with adjusted diluted EPS of $1.50. Moving forward, while we must navigate the uncertainties of the current global economic environment, we will continue to be laser focused on margins, cash flow and capital allocation, ensuring Globant delivers shareholder value while capitalizing on future growth opportunities,” explained Juan Urthiague, Globant’s CFO.

2025 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2025:

•	Second quarter 2025 Revenues are estimated to be at least $612.0 million, or 4.2% year-over-year growth. This expected growth includes a neutral FX impact.
•	Second quarter 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Second quarter 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.52 (assuming an average of 45.7 million diluted shares outstanding during the second quarter).
•	Fiscal year 2025 Revenues are estimated to be at least $2,464.0 million, implying at least 2.0% year-over-year revenue growth. This expected growth includes a neutral FX impact.
•	Fiscal year 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Fiscal year 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $6.10 (assuming an average of 45.8 million diluted shares outstanding during 2025).

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available on the Investor Relations section of Globant’s website. Martin Migoya, Globant’s Chief Executive Officer & co-founder, and Juan Urthiague, Chief Financial Officer, will discuss the results in a video conference call beginning at 4:30 pm ET. This will be followed by a live Q&A session where they will be joined by Patricia Pomies, Chief Operating Officer; and Diego Tártara, Chief Technology Officer.

Video conference call access information is:

https://more.globant.com/F1Q25EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we create the digitally-native products that people love. We bridge the gap between businesses and consumers through technology and creativity, leveraging our expertise in AI. We dare to digitally transform organizations and strive to delight their customers.

We have more than 31,100 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2025 and December 31, 2024 and its condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2025 and 2024, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three Months Ended
	March 31, 2025	March 31, 2024

Revenues	611,085	571,078
Cost of revenues	(397,855)	(368,857)
Gross profit	213,230	202,221

Selling, general and administrative expenses	(161,695)	(152,114)
Net impairment losses on financial assets	(1,679)	(2,165)
Profit from operations	49,856	47,942

Finance income	945	1,125
Finance expense	(9,627)	(7,269)
Other financial results, net	1,100	5,074
Financial results, net	(7,582)	(1,070)

Share of results of investment in associates	(17)	(14)
Other income and expenses, net	(3,271)	10,011
Profit before income tax	38,986	56,869

Income tax	(8,491)	(12,940)
Net income for the period	30,495	43,929

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	29,089	(18,608)
- Net change in fair value on financial assets measured at FVOCI	—	125
- Gains and losses on cash flow hedges	10,158	(8,755)
Total comprehensive income for the period	69,742	16,691

Net income attributable to:
Owners of the Company	30,635	45,060
Non-controlling interest	(140)	(1,131)
Net income for the period	30,495	43,929

Total comprehensive income for the period attributable to:
Owners of the Company	67,724	19,009
Non-controlling interest	2,018	(2,318)
Total comprehensive income for the period	69,742	16,691
Earnings per share
Basic	0.70	1.05
Diluted	0.68	1.02
Weighted average of outstanding shares (in thousands)
Basic	44,057	43,103
Diluted	45,182	44,071

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2025 and December 31, 2024

(In thousands of U.S. dollars, unaudited)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	114,004	142,093
Investments	6,151	13,992
Trade receivables	633,205	605,002
Other assets	41,729	20,420
Other receivables	73,034	53,939
Other financial assets	7,427	3,100
Total current assets	875,550	838,546

Non-current assets
Investments	2,304	2,212
Other assets	3,510	4,750
Other receivables	35,407	40,784
Deferred tax assets	83,966	80,811
Investment in associates	1,631	1,648
Other financial assets	43,956	41,403
Property and equipment	150,841	154,755
Intangible assets	346,485	356,694
Right-of-use assets	117,497	122,884
Goodwill	1,579,866	1,553,796
Total non-current assets	2,365,463	2,359,737
TOTAL ASSETS	3,241,013	3,198,283

LIABILITIES
Current liabilities
Trade payables	104,854	114,743
Payroll and social security taxes payable	241,609	239,440
Borrowings	1,393	1,601
Other financial liabilities	159,495	163,027
Lease liabilities	27,474	29,736
Tax liabilities	20,631	36,916
Income tax payable	3,873	6,520
Other liabilities	468	231
Total current liabilities	559,797	592,214

Non-current liabilities
Trade payables	2,925	2,006
Borrowings	285,768	290,935
Other financial liabilities	115,077	132,300
Lease liabilities	87,475	87,887
Deferred tax liabilities	28,989	29,611
Income tax payable	12,949	6,625
Payroll and social security taxes payable	3,742	5,187
Provisions for contingencies	22,200	18,169
Total non-current liabilities	559,125	572,720
TOTAL LIABILITIES	1,118,922	1,164,934

Capital and reserves
Issued capital	52,914	52,837
Additional paid-in capital	1,211,952	1,193,029
Other reserves	(107,667)	(144,756)
Retained earnings	893,456	862,821
Total equity attributable to owners of the Company	2,050,655	1,963,931
Non-controlling interests	71,436	69,418
Total equity	2,122,091	2,033,349
TOTAL EQUITY AND LIABILITIES	3,241,013	3,198,283

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2025	March 31, 2024
Net Income for the period	30,495	43,929
Non-cash adjustments, taxes and others	73,625	54,902
Changes in working capital	(88,429)	(88,131)
Cash flows from operating activities	15,691	10,700
Capital expenditures	(21,405)	(15,537)
Cash flows from investing activities	(26,489)	(16,920)
Cash flows from financing activities	(16,980)	(75,326)
Net increase/decrease in cash & cash equivalents	(27,778)	(81,546)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2025	March 31, 2024

Reconciliation of adjusted gross profit
Gross profit	213,230	202,221
Depreciation and amortization expense	11,156	7,433
Share-based compensation expense - Equity settled	7,690	7,142
Adjusted gross profit	232,076	216,796
Adjusted gross profit margin	38.0%	38.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(161,695)	(152,114)
Depreciation and amortization expense	29,655	25,065
Share-based compensation expense - Equity settled	13,385	12,315
Acquisition-related charges (a)	6,567	9,598
Adjusted selling, general and administrative expenses	(112,088)	(105,136)
Adjusted selling, general and administrative expenses as % of revenues	(18.3)%	(18.4)%

Reconciliation of adjusted profit from operations
Profit from operations	49,856	47,942
Share-based compensation expense - Equity settled	21,075	19,457
Acquisition-related charges (a)	19,605	18,144
Adjusted profit from operations	90,536	85,543
Adjusted profit from operations margin	14.8%	15.0%

Reconciliation of net income for the period
Net income for the period	30,635	45,060
Share-based compensation expense - Equity settled	21,019	19,349
Acquisition-related charges (a)	27,957	9,940
Tax effect of non-IFRS adjustments	(11,776)	(6,804)
Adjusted net income	67,835	67,545
Adjusted net income margin	11.1%	11.8%

Calculation of adjusted diluted EPS
Adjusted net income	67,835	67,545
Diluted shares	45,182	44,071
Adjusted diluted EPS	1.50	1.53

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025

Total Employees	28,991	29,112	29,998	31,280	31,102
IT Professionals	26,933	27,133	27,927	29,198	29,022

North America Revenues %	56.0	56.3	55.7	55.2	55.5
Latin America Revenues %	22.9	23.0	21.8	20.4	19.6
Europe Revenues %	17.2	16.9	17.6	17.7	18.2
New Markets Revenues %	3.9	3.8	4.9	6.7	6.7

USD Revenues %	68.4	67.1	66.6	64.8	67.2
Other Currencies Revenues %	31.6	32.9	33.4	35.2	32.8

Top Customer %	8.3	8.3	9.1	9.1	8.8
Top 5 Customers %	21.8	21.0	21.0	19.8	20.0
Top 10 Customers %	30.1	30.3	30.1	29.3	29.1

Customers Served (Last Twelve Months)*	955	958	969	1,012	1,004
Customers with >$1M in Revenues (Last Twelve Months)	318	329	331	346	341

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant